UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cheetah Net Supply Chain Service Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

G16307X103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G16307X103	Page 1 of 6

1.	Names of Reporting Persons Grand Bright International Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,200,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,200,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.4%**
12.	Type of Reporting Person FI

*	Represents Class A common stock held by Grand Bright International Holdings Limited as of December 31, 2023.
**	Percentage of class is calculated based on 9,666,000 Class A common stock outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G16307X103	Page 2 of 6

1.	Names of Reporting Persons. Yuan Ying-Chang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,200,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,200,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.4%**
12.	Type of Reporting Person IN

*	Represents Class A common stock indirectly held by Yuan Ying-Chang through Grand Bright International Holdings Limited as of December 31, 2023.
**	Percentage of class is calculated based on 9,666,000 Class A common stock outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

CUSIP No. G16307X103	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Cheetah Net Supply Chain Service Inc.

(b) Address of Issuer’s Principal Executive Offices: 6201 Fairview Road, Suite 225
Charlotte, North Carolina

ITEM 2.

2(a) Name of Person Filing:

Grand Bright International Holdings Limited

Yuan Ying-Chang

The Class A common stock reported herein are directly held by Grand Bright International Holdings Limited. Yuan Ying-Chang is the sole shareholder of Grand Bright International Holdings Limited. Accordingly, Yuan Ying-Chang may be deemed to indirectly beneficially own the Class A common stock of the Issuer held by Grand Bright International Holdings Limited.

2(b) Address of Principal Business Office, or if None, Residence:

Address of Grand Bright International Holdings Limited: Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Residence of Yuan Ying-Chang: 4752 Mount Royal LN, Charlotte, NC 28210

2(c) Citizenship:

Grand Bright International Holdings Limited: British Virgin Islands

Yuan Ying-Chang: Taiwan

2(d) Title of Class of Securities:

Class A common stock

2(e) CUSIP Number:

G16307X103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G16307X103	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G16307X103	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

By:	/s/ Yuan Ying-Chang
Name:	Yuan Ying-Chang

Grand Bright International Holdings Limited

By:	/s/ Yuan Ying-Chang
Name:	Yuan Ying-Chang
Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G8437S115	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement